EXHIBIT 3B

                           CERTIFICATE OF CORRECTION
                                      OF
                         DESIGNATIONS, PREFERENCES AND
                   RIGHTS OF CLASS C SHARES/PREFERRED STOCK
                                      OF
                          XECHEM INTERNATIONAL, INC.
          (pursuant to Section 103(f) of the General Corporation Law of the State of Delaware)

        I, the undersigned, being the President and Chairman of the Board of Directors of XECHEM INTERNATIONAL, INC., a Delaware corporation incorporated on February 10, 1994, do hereby certify that the Certificate of Designations, Preferences and Rights of Class C Shares/Preferred Stock of Xechem International, Inc., filed with the Office of the Secretary of State of Delaware on April 9, 1996 contained an inaccuracy.

        Section (e) contained an inaccuracy as to the conversion price of the Class C Series 1 Preferred Stock. Section (e) provided that the Conversion Price, as defined therein, may not exceed the average closing bid price of the Common Stock over the five day trading period ending on the day prior to the date on which Class C Series 1 Preferred Stock first issued. Section (e) should have stated that the Conversion Price, as defined, may not exceed $2.75 per share of Common Stock.

        Section (e) of the Certificate of Designations, Preferences and Rights of Class C Shares/Preferred Stock should read as follows:

        (e) Conversion. At any time from 60 days following the date of issuance of the C Series 1 Preferred Stock up to and including the first anniversary of such issuance, any share of C Series 1 Preferred Stock automatically shall be converted, at the option of the holder of such share, and on the first anniversary of such issuance each share of outstanding C Series 1 Preferred Stock automatically shall be converted into Common Stock. The C Series 1 Preferred Stock will be converted into a number of shares of Common Stock equal to that number of Common Shares as can be purchased by the quotient of $100 divided by the "Conversion Price," with any fractional amounts to, at the option of the Corporation, either to be redeemed for cash equal to such fractional amount, or rounded up to the nearest whole Common Stock share of the Corporation. The Conversion Price shall be seventy-five percent (75%) of the "Closing Price" of the Common Stock. The "Closing Price" will be the average closing bid price of the Common Stock over the five-day trading period ending on the last trading day prior to the date of conversion, provided however that the Conversion Price may not exceed $2.75 per share of Common Stock nor may it be less than $1.25 per share of Common Stock. Any holder of C Series 1 Preferred Stock may exercise such conversion right by delivery to the Corporation of a notice (a "Conversion Notice"), at any time commencing 60 days following issuance of the C Series 1 Preferred Stock to which the notice relates, stating the number of shares of C Series 1 Preferred Stock to be converted and to be accompanied by the certificate or certificates for the shares

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        to be so converted.  Delivery  shall be deemed to occur  effective as of the date the Corporation or its transfer agent has physical custody of the Conversion Notice and stock certificates for the Series 1 Preferred Stock, provided, however that the Conversion Notice may be delivered by facsimile for purposes of fixing the date of conversion so long as the stock certificates are in physical custody of the Corporation or its transfer agent not later than the fifth business day after the facsimile is sent. If not so received, the date on which the Corporation or its transfer agent has physical custody of the stock certificates shall control for purposes of fixing the date of conversion. The Corporation shall or shall cause any transfer agent to, as promptly as practicable after receipt of any Conversion Notice, but in no event later than the third business day following the date on which the Corporation has received both the Conversion Notice and the stock certificates deliver to the holder of the shares converted a certificate or certificates, in the name of such holder, for the shares of Common Stock to which such holder is entitled and for any shares of C Series 1 Preferred Stock represented by the certificate or certificates delivered by the holder which were not converted. The Corporation will not issue any fractional shares of Common Stock upon conversion of C Series 1 Preferred Stock into Common Stock. In case the Corporation shall consolidate or merge into or with another corporation, or in case the Corporation shall sell or convey to any other person or persons all or substantially all the property of the Corporation, effective provision shall be made, in the Certificate or Articles of Incorporation of the resulting or surviving corporation or in any contracts of sale and conveyance, for the protection of the conversion rights of the shares of the C Series 1 Preferred Stock. Should there be a stock split, reverse stock split, consolidation, reorganization or other change to the Corporation's capital structure, the conversion rights with respect to the C Series 1 Preferred Stock shall be equitably adjusted to result in convertibility to the same percentage of beneficial ownership of the Common Stock as if such transaction had not occurred.

            I have duly executed this Certificate of Correction this 9th day of May, 1996.




                                          /s/ Ramesh C. Pandey
                                          Ramesh C. Pandey, Ph.D., President and
                                          Chairman of the Board of Directors



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